Exhibit 99.4
News release...
Date: 7 August 2007
Ref: PR541g
Rio Tinto and Cahya Mata Sarawak sign Heads of agreement for Sarawak smelter
Rio Tinto and Malaysian conglomerate Cahya Mata Sarawak Berhad (CMS) today signed a Heads of Agreement for the proposed development of a world class aluminium smelter in the State of Sarawak.
Under the signing of the Heads of Agreement, detailed feasibility studies on the design, engineering, construction, commissioning and operation of an aluminium smelter will commence. The studies will take between 12 to 18 months to complete. They will examine the technical, environmental, operational, social and economic aspects of a smelter development.
The initial participating interests in the project will be 60 per cent Rio Tinto Aluminium and 40 per cent CMS. The smelter will be known as Sarawak Aluminium Company (SALCO).
The proposed smelter, to be located in Similajau, 60 kilometres from Bintulu town, would have an initial production capacity of 550,000 tonnes per year, with the capability to be expanded to 1.5 million tonnes. First production from the smelter could be expected in the fourth quarter of 2010. It is proposed that electricity for the smelter will come from the Bakun Hydroelectric Dam, which is currently under construction.
“This is a very positive development for Rio Tinto and an important step in our plans to develop new greenfield aluminium smelting capacity”, said Rio Tinto Aluminium chief executive Oscar Groeneveld.
“We look forward to working with the Malaysian Federal Government and Sarawak State Government, and CMS on this project which has the potential to generate significant social and economic benefits for Malaysia and local communities in Sarawak.
“The smelter would provide approximately 1,200 direct jobs, and up to 3,500 indirect jobs, and the opportunity to build an outstanding technical skill base for Malaysian nationals, while adding billions of US dollars to Malaysia’s Gross Domestic Product.
Cont.../
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“CMS and Rio Tinto Aluminium are committed to develop the project to world class environmental and community standards,” Mr Groeneveld said.
The Heads of Agreement allows for the training of Malaysian nationals in overseas smelters and educational institutions. As well, significant training and skills development will take place in Sarawak. Once developed the project will represent one of the largest direct foreign investments in Malaysia, provide significant ongoing employment, boosts to small business in the region, and foster the development of support industries.
CMS Group Chairman Tan Sri Syed Anwar Jamalullail said Rio Tinto was the right partner for the project given its experience in developing and operating world class smelters. CMS Group’s resources, capabilities and experience in Sarawak’s infrastructure development sector will complement the technical and management skills of Rio Tinto.
At the signing of the Heads of Agreement, Sarawak Chief Minister Pehin Sri Abdul Taib Mahmud said development of the aluminium smelter project in Similajau will be the catalyst for the next phase of growth of Sarawak’s economy based on energy intensive industries. This is a project of national significance bringing considerable benefit to the economies of both Sarawak and Malaysia.
In support of the 9th Malaysia Plan, the State Government has recently ear-marked Sarawak’s central region as a new industrial development corridor. With ample energy resources of oil and natural gas, coal deposits and hydro power from river systems, the Sarawak Government is looking to establish energy intensive industries in the area between Mukah and Similajau.
Rio Tinto Aluminium is a major integrated producer of bauxite, alumina and aluminium with extensive experience in the design, engineering, construction, commissioning and operation of world class aluminium smelters.
Rio Tinto Aluminium owns and operates four smelters including Australia’s largest, Boyne Smelters Limited in Queensland, which produces more than half a million tonnes of aluminium each year from its three production lines.
CMS is Sarawak’s largest company in infrastructure development with business interests in construction, road maintenance, cement manufacturing, quarrying, construction materials and property development. The Group is also involved in trading of construction materials, technology, education and financial services.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations	Investor Relations

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792
Website:www.riotinto.com
High resolution photographs available at:www.newscast.co.uk

Rio Tinto Aluminium	Cahya Mata Sarawak

Jim Singer	Eda Ahmad
Manager External Affairs	Head — Group Corporate Communications
Office: +61 (0) 7 3867 1698	Office: +60 (82) 238 888
Mobile: +61 (0) 419 704 653	Mobile: +60 19 826 1166

Website:www.riotintoaluminium.com.au	Website: www.cmsb.com.my
Email: eda@hq.cmsb.com.my
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